UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Stream Dx, Inc

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Utah

Date of Organization:

October 9, 2014

Physical Address of Issuer:

429 W. Lawndale Dr., South Salt Lake, Utah 84115

Website of Issuer:

www.streamdx.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

February 9, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$472,012	$402,326
Cash & Cash Equivalents	$181,329	$128,109
Accounts Receivable	$61,091	$49,225
Short-term Debt	$35,109	$0
Long-term Debt	$104,000	$0
Revenues/Sales	$90,745	$20,515
Cost of Goods Sold[1]	$37,446	$1,959
Taxes Paid	$0	$0
Net Income	-$482,897	-$523,835

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] "Cost of Goods" is also referred to herein as "Cost of Revenues".

September 28, 2021

Stream Dx, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Stream Dx, Inc. ("**Stream Dx**," the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by February 9, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$200	$12.00	$188.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.streamdx.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/stream-dx.

The date of this Form C is September 28, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Stream Dx, Inc. provides home uroflow services, and was incorporated in Utah as a corporation on October 9, 2014.

The Company is located at 429 W. Lawndale Dr., South Salt Lake, Utah 84115.

The Company's website is www.streamdx.com.

The Company conducts business in all 50 states in the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/stream-dx and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	797,406
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,842,406
Price Per Security	$1.00
Minimum Individual Purchase Amount	$200 [+]
Maximum Individual Purchase Amount	$100,000
Offering Deadline	February 9, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Most urology clinics that use the Company's service were impacted by state and local stay-at-home orders and restrictions on elective procedures. In response to the stay-at-home orders, many clinics furloughed staff and closed in-clinic patient services and did not allow the Company's sales representatives to visit clinics.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 2,586,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Brian Holt, our CEO, Scott McClellan, our CTO, Alvin Le, our Senior R&D Biomedical Engineer, Kent Ogden, our Senior Biomedical R&D Engineer, and Mark Robinson, our Director of Sales and Marketing. The loss of Brian Holt, Scott McClellan, Alvin Le, Kent Ogden, Mark Robinson, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price(as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Stream Dx offers home uroflow testing as a service for healthcare providers.

Business Plan

Stream Dx provides urologists and primary care physicians the ability to offer their patients home uroflow testing as a service. This service allows patients to collect urination (voiding) data in the comfort of their own home. The data is collected using the Stream Dx Home Uroflowmeter, a patented, FDA registered, point of care device designed by Stream Dx and used to measure the flow rate, flow pattern, total volume, and time of day of urination events. The device is user friendly and requires minimal instruction for patients to use. The Company's goal is to assist physicians in identifying and treating men and women suffering from Lower Urinary Tract Symptoms (LUTS), typically caused by conditions such as Benign Prostatic Hyperplasia (BPH) and Overactive Bladder. What makes the Company service unique is that the physician and their clinic staff never have to handle the device. Stream Dx provides all of the patient support, handles the entire data collection process with the patient, and delivers a detailed uroflow report to the physician that can be used to individualize treatment plans, reduce costs, and improve patient outcomes.

Problem

LUTS is one of the most common medical problems among men and women globally. In the United States, over 22.9 million men and 26.5 million women suffer from some form of LUTS. The symptoms of LUTS include incomplete bladder emptying, frequency, weak stream, hesitancy, and nocturia. LUTS is a progressive disease that does not improve over time. Today, LUTS results in almost half a billion dollars of unnecessary emergency room visits per year. LUTS has been shown to significantly increase the risk of depression and reduce quality of life as a patient's condition worsens. In more severe cases, it can be an indicator of severe bladder obstruction (potentially leading to kidney failure), prostate cancer, and some studies have linked it to cardiovascular disease. All of this emphasizes the importance of early detection and active management.

Further, the field of urology is facing a severe work force shortage with the number of urologists projected to decrease by 29% through 2025. LUTS care will increasingly be shifting from urologists to PCPs who do not have access to basic uroflowmetry testing. As the population ages, this problem will continue to worsen. This is an even more dire problem for the men and women living in rural areas in the U.S. as many already do not have access to a urologist within 100 miles. Thus, disruptive healthcare innovations are needed to enable urologists *and* PCPs to better manage the millions of aging American men and women suffering from LUTS.

Solution

One of the tools physicians use to diagnose LUTS is uroflow testing. Physicians use the flow pattern and maximum flow rate (Qmax) from a uroflow test to assist in determining a patient's urinary condition. Uroflow testing is traditionally performed in the clinic, however recent research has shown that in-clinic testing is outdated. First, a study has shown that only 37% of in-clinic uroflow tests are interpretable because of insufficient voided volume. This can lead to 40-80 hours of wasted clinic time per year for each clinic. Second, in breakthrough research published in the Journal of Urology in April 2021, researchers examined 19,824 voids from 625 patients and found that due to high variability in maximum flow rates within each patient, it takes about 30 voids to get within 10% of a patient's actual average maximum flow rate. A single in-clinic uroflow can only get within 50% of a patient's actual maximum flow rate. Collecting 30 voids can only be accomplished by having patients void at home, allowing them to perform the testing when they naturally need to void. Conducting uroflow testing at home, over a week, provides the physician with much more data, resulting in a better picture of a patient's urinary health. Traditionally, physicians may ask the patient to fill out a voiding diary to track how often they urinate. Generally, these voiding diaries are hand-written by the patient, are subject to error, and must be manually entered into the patient's Electronic Health Record by clinical staff. The Stream Dx Home Uroflow Service automatically generates an electronic voiding diary for the provider that is both accurate and objective.

The Company's Products and/or Services

Product / Service	Description	Current Market

Home Uroflow Service (V1 Uroflowmeter)	Version 1 Uroflowmeter used to gather urination (voiding) data from patients in the comfort of their homes.	Urologists treating 16.5 million men in the U.S. suffering from LUTS symptoms, such as BPH.
Home Uroflow Service (V2 Uroflowmeter), available in 2022	Version 2 Uroflowmeter with cellular capability for remote patient monitoring of patients' urination (voiding) events in the comfort of their home.	Urologists treating 16.5 million men and 30 million women suffering from LUTS symptoms, such as BPH and Over Active Bladder.

Traction

- Stream Dx received a $1,493,000 nondilutive National Institute of Health (NIH) SBIR Direct to Phase II grant to cover Research and Development expenses for the development of an at home uroflowmeter. The grant proposal was both scientifically and commercially reviewed for need and commercial viability.
- Stream Dx successfully developed the uroflowmeter (Version 1), registered it with the FDA, and introduced it into the market.
- Due to the success of the Version 1 development efforts, the NIH awarded the Company a $2,971,000 nondilutive follow-on SBIR Phase IIb Grant to assist in the Research and Development of reducing product costs and adding commercial features to its uroflowmeter (Version 2), such as cellular data transfer. Additionally, the grant included funding to develop a fluid intake coaster that can be used with the uroflowmeter to track both fluid intake and outflow for a patient. This grant was also scientifically and commercially peer reviewed.
- The Company has also raised over $1,900,457 from investors to cover expenses apart from R&D expenses.
- The Company has all necessary Manufacturing Agreements in place with domestic manufacturers to manufacture its current and future products.
- In breakthrough research published in the prestigious Journal of Urology in April 2021, researchers used 19,824 voids collected using the Stream Dx Service to demonstrate the efficacy and necessity of home uroflow testing.
- Over 2,100 patients have used the Stream Dx Home Uroflow Service. Even with in-person restrictions on in-clinic sales calls due to COVID-19, sales in 2020 were over $90,745.

Business Model

The Company's business model is a recurring revenue, fee-based service model. Stream Dx makes money by charging physicians a fee of $65 to $75 per patient use of the home uroflow service, which includes the disposable containment sleeve, the leased electronic base, and patient reports. Physicians purchase additional patient credits each time an order is placed.

Competition

Much of the current competitive uroflowmeters and equipment is designed for in-clinic use. The market is shifting to performing uroflow tests at home. The Company is aware of three at home uroflowmeters that are being developed. They include I-O Urology, iUflow, and Minze Health Uroflowmeters. Most of these companies are original equipment manufacturers, and their devices must be purchased by the physician or patient. They also require the physician's staff to provide all aspects of the device management and fulfilment activities such as checking the device out to patients and back in, chasing patients to return the device (patient compliance), disinfecting the device once it is returned, and storage of the devices at their facility. Having the physician's medical staff handle the fulfillment operations is not consistent with the feedback the Company received in its market validation surveys with key opinion leaders. One of the Stream Dx competitive advantages is that the physician and their clinic staff never have to handle a device. The Company handles all of the fulfilment activities. There is no upfront capital expenditure required by a physician or patient. Instead, physicians pay per patient order.

The markets in which our services are sold are highly competitive. Our products and services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products and services.

Customer Base and Size of the U.S. Market.

There are 208,000 Primary Care Physicians and 13,000 urologists and geriatricians that treat the 22.9 million men and 26.5 million women in the U.S. suffering from LUTS. The size of the addressable male LUTS market is $250 million and the addressable female LUTS market is over $400 million.

Marketing Strategy

The Company has identified, by region in the U.S., the physicians that perform the largest number of uroflow tests. The Company has hired a Director of Sales to work directly with physicians and manage a group of Regional 1099 sales representatives.

Reimbursement

There are a number of existing Current Procedural Terminology (CPT) codes used to identify medical services and procedures furnished by qualified healthcare professionals available for reimbursement when using the Stream Dx Service. As with many new services or technologies, there may be multiple ways to code for reimbursement. Ultimately, it is up to each clinic and physician to determine how they use the Stream Dx service and how they code for reimbursement. Any reimbursement strategy is always subject to reevaluation and change by CMS and private payers. Physician, CMS and private payer decisions regarding reimbursement could impact coding strategies, customer audits, or future sales. Further there is no assurance that clinics or physicians will code for the services correctly and may be subject to audit.

Supply Chain

Stream Dx sources its plastic parts and electronic circuit boards from third-party onshore manufacturers. Stream Dx does the final device assembly at its facility in Salt Lake City, Utah. Our third-party onshore manufacturers do source some materials and components from overseas sources. COVID-19 has presented several supply chain issues. Many of the electronic components used in our devices have seen substantial supply chain delays in particular microchips. Other components, such as plastic resins have also shown signs of supply chain delays.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
10709373 Exclusive Worldwide License from the University of Utah Research Foundation to the Company	Fluid Analysis Device and Associated Systems and Methods	Measurement of fluid flow rate and volume and data transfer	March 30, 2015	July 14, 2020	United States
10448875 Stream Dx, Inc. and University of Utah Research Foundation (Undivided Interest)	Capacitance Measurement Device with Integrated Electrical and Mechanical Shielding	Measurement of Fluid flow rate and volume with integrated electrical and mechanical shielding to improve the quality of signal measurement	October 15, 2015	October 15, 2019	United States
7691092	Ambulatory Device for measuring urine	Portable handheld container with a mounted hand grip	May 9, 2005	April 6, 2010	United States

62509397	Capacitance Measurement Device with minimized Sensitivity to Manufacturing variability and Environmental Changes	Measuring fluid height using known volume sensors	May 22, 2018	Pending	United States
Provisional 63/220,067 Stream Dx, Inc	Uroflow Measurement Device Implementing Load Cell Based Weight Measurement Using Rigid Support Passing Through Spacer Within Flexible Diaphragm of Housing	Method of measuring volume and flow rate using a load cell and flexible diaphragm	July 9, 2021	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Sales and Marketing	40%	$10,000	40%	$428,000
Production	27%	$6,750	27%	$288,900
Customer Support and Fulfillment	27%	$6,750	27%	$288,900
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Sales and Marketing

The Company intends to use the proceeds to add regional Sales Representatives, and to prepare and implement marketing campaigns.

Production

To meet projected sales the Company will hire production personnel to provide final assembly services to ensure sufficient uroflowmeters are available to send to patients.

Customer Support and Fulfillment

The company will add customer support personnel to confirm patient orders, answer customer questions and confirm shipping address. Also, personnel will be added to provide fulfillment activities such as mailing devices, disinfecting returned devices and preparing patient reports.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Holt	Chief Executive Officer and Founder	Stream Dx: 2015 to Present. Chief Executive Officer, responsible for managing all corporate activities.	MSBA, Boston University: 1975 BS Management, University of Utah: 1971

Scott McClellan	Chief Technical Officer	Stream Dx: 2015 to Present. Chief Technical Officer, responsible for company engineering and technical activities, including principal investigator for NIH SBIR grants.	MS – Biomedical engineering, University of Utah: 1996 BS – Biomedical engineering, UCSD: 1990
Alvin Le	Founder, Co-Inventor, and Senior Biomedical Engineer (Key Person)	Stream Dx: 2015 to Present. Co-inventor of the Stream Dx uroflowmeter and manages circuit board design and software development.	MS – Biomedical engineering, University of Utah: 2015 BS – Biophysics, Whitworth University: 2013
Kent Ogden	Senior Biomedical Engineer (Key Person)	Stream Dx: 2015 to Present. Manages Solid Works mold design, product testing and parts design and production.	BS – Biomedical engineering, University of Utah: 2015
Mark Robinson	Director of Sales (Key Person)	Stream Dx: 2019 to Present. Manages company sales and marketing activities. GN Resound, January 2018- March 2019. Senior Sales Representative. Lumenis Surgical, February 2015 to January 2018. Surgical Director.	BS - Information Technology - University of Montana: 1999
Dinesh Patel	Director	Stream Dx Director: 2016 to Present. Managing Partner of Patel Family Investments	PhD – Physical Pharmacy, University of Michigan: 1978 MS – Pharmaceutics, Philadelphia College of Pharmacy and Science: 1975 BS – Pharmacy, Gujarat University: 1973
Jim Hotaling	Founder, Co-Inventor, and Director	Stream Dx Director: 2014 to Present. Co-inventor of the Stream Dx uroflowmeter. Urologist and Assistant Professor, School of Medicine, University of Utah	MD, Duke University Medical School: 2006 MS – Epidemeology, University of Washington: 2010 BA – Biophysical Chemistry & History, Dartmouth College: 2002
Phil Grimm	Director	Stream Dx Director: 2017 to Present.	BS – Finance and Accounting, Brigham

		Retired C-suite executive and entrepreneur	Young University: 1982
Kelly Powers	Director	Stream Dx Director: 2018 to Present. Retired Senior Vice President of C.R Bard	BS – Mechanical Engineering, Utah State University: 1981

Biographical Information

The management team includes: Brian Holt, CEO, Scott McClellan, CTO, and Alvin Le and Kent Ogden, both Senior R& D Biomedical Engineers and Mark Robinson, Director of Sales and Marketing.

Mr. Holt worked for Thermo Electron (now Thermo Fisher Scientific) where he was the CEO of one of the public companies. Mr. Holt also was the Chief Operating Officer of the parent and chaired the acquisition committee. Several medical device companies were acquired during his tenure as chairman. He also raised over 1 billion dollars from a wide range of equity and debt sources.

Mr. McClellan has more than 25 years of professional engineering experience and several successful start-ups, including start-ups in the medical device space. He has years of experience in data transfer and web-based portal design.

Mr. Le has overseen the design of capacitive sensors, design of electrical circuitry, setting up communication protocols for wireless Bluetooth data transfer, development of microcontroller firmware, and development of the Stream Dx software.

Mr. Ogden has overseen the design of the smart sleeve and electronic base in Solid Works. He has also worked on multiple medical device projects including 3 years of R&D experience at Bard Peripheral Vascular, a large medical device company.

Mr. Robinson oversees Company sales and marketing programs and has over 15 years of medical device sales experience including urology sales.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 9,000,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,586,000 shares of Common Stock and 4,601,908 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,586,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	24%

Type	Series A Preferred Stock
Amount Outstanding	3,790,604
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	35%

Type	Series A-1 Preferred Stock
Amount Outstanding	772,406
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Common Stock Options
Amount Outstanding	3,737,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Standard NSOs
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Convertible Nonrevolving Secured Line of Credit
Amount Outstanding	$194,000
Interest Rate and Amortization Schedule	8%
Description of Collateral	General Corporate Assets
Other Material Terms	None
Maturity Date	2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
None		

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Stream Dx, Inc. (the "**Company**") was incorporated on October 9, 2014, under the laws of the State of Utah, and is headquartered in Salt Lake City, Utah.

Cash and Cash Equivalents

As of September 14, 2021, the Company had an aggregate of $153,100 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has other outside sources of capital in the form of a NIH SBIR Phase IIb grant with $500,000 remaining to draw for research and development activities. Also, the Company in 2020, entered into a $500,000 nonrevolving convertible secured line of credit with a maturity date of May 29, 2022, with interest accruing at 8% interest per annum on the outstanding balance. The line of credit funds can be used for the design and manufacturing of the Company uroflowmeter. At any time prior to the Maturity Date, the Company or the Holder at its option may convert the Note into a Company Interest by sending thirty (30) days' written notice. Any conversion by the Company shall be dependent upon the execution of a 20% warrant. The line of credit was amended and restated on June 23, 2021 to increase the line of credit to $600,000 and extend the maturity date to June 23, 2023. The amendment also allows the Company to use up to $200,000 for sales, customer support and other general and administrative expenses. As of the end of 2020, $104,000 was outstanding on the line of credit, and an additional $90,000 was drawn in June 2021 and $60,000 in September 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has set a pre-money valuation of $6,500,000.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Shares	$1,976,800	3,790,604	General Corporate Purposes	July 1, 2018	Section 4(a)(2) of the Securities Act
Series A-1 Preferred Shares	$496,425	772,406	General Corporate Purposes	July 1, 2019 July 1, 2020	Section 4(a)(2) of the Securities Act

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 9, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $200 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $100,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the

Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*" above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Brian Holt*
_____
(Signature)

Brian Holt
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Brian Holt*
_____
(Signature)

Brian Holt
_____
(Name)

Chief Executive Officer
_____
(Title)

September 28, 2021
_____
(Date)

/s/ *Phillip Grimm*
_____
(Signature)

Phillip Grimm
_____
(Name)

Director
_____
(Title)

September 28, 2021
_____
(Date)

/s/ *Jim Hotaling*
_____
(Signature)

Jim Hotaling
_____
(Name)

Director
_____
(Title)

September 28, 2021
_____
(Date)

/s/ *Dinesh Patel*
_____
(Signature)

Dinesh Patel
_____
(Name)

Director
_____
(Title)

September 28, 2021
_____
(Date)

/s/ *Kelly Powers*
_____
(Signature)

Kelly Powers
_____
(Name)

Director
_____
(Title)

September 28, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Stream Dx Inc
Statement of Operations
For Periods January 1, 2019, to December 31, 2020
(unaudited)

	Jan - Dec 20	Jan - Dec 19
Ordinary Income/Expense		
Income		
Product & Services Revenue	90,745	20,515
Returns & Allowances	(14,350)	(2,775)
Total Product & Services Revenue	76,395	17,740
Cost of Goods Sold	37,446	1,959
Gross Profit	38,949	15,781
Grant Revenue (see Footnote 2)	824,624	620,311
Expense		
Operating Expenses		
Research & Development	25,959	117,801
Sales & Marketing	192,482	145,634
Gen & Admin Expenses	330,398	301,652
Total · Operating Expenses	548,839	565,087
Net Operating Income	(509,890)	(549,306)
Grant Expenses		
Grant Benefits	87,313	54,258
Grant Labor	349,251	241,188
Grant Expenses		
Other	3,705	54,596
Other - Sub-Contract	124,011	106,404
Other - Consultants	32,255	0
Grant Overhead (Indirect)	197,528	140,016
Total · Grant Expenses	794,063	596,462
Net Grant Income	30,561	23,849
Total Expense	1,342,902	1,161,549
Other Income/Expense		
Other Income	(3,566)	1,622
Net Income (Loss)	**(482,897)**	**(523,835)**

Stream Dx Inc
Balance Sheet
For period ending December 31, 2019, and December 31, 2020
(unaudited)

	Dec 31, 20	Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings	181,329	128,109
Accounts Receivable	61,091	49,225
Other Current Assets	44,975	6,142
Total Current Assets	287,396	183,476
Fixed Assets	112,810	154,678
Other Assets	71,806	64,172
TOTAL ASSETS	472,012	402,326
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	72,162	40,456
Credit Cards	31,536	18,327
Other Current Liabilities	85,284	30,105
Total Current Liabilities	188,982	88,888
Long Term Liabilities	104,000	0
Total Liabilities	292,982	88,888
Stockholders' Equity		
Capital Stock		
Preferred Stock	4,520	4,080
Additional Paid in Capital	2,030,746	1,682,696
Total Capital Stock	2,035,266	1,686,776
Retained Earnings	(1,373,339)	(849,504)
Net Income	(482,897)	(523,835)
Total Equity	179,030	313,437
TOTAL LIABILITIES & STOCKHODERS' EQUITY	472,012	402,325


Stream Dx Inc

Statement of Cash Flow

For periods ending December 31, 2019, and December 31, 2020.

(unaudited)


	2020	2019
OPERATING ACTIVITIES		
Net Income	(482,897)	(523,835)
Adjustments to reconcile Net Income to net cash provided by operations:		
Depreciation and Amortization	46,673	39,840
Changes in operating assets and liabilities:		
Increase (Decrease) in Accounts Receivable	(11,866)	(33,054)
Increase (Decrease) in Inventory	(38,745)	18,578
Increase (Decrease) in Other Current Assets	(89)	(6,219)
Increase (Decrease) in Accounts Payable	31,707	41,487
Increase (Decrease) in Other Current Liabilities	56,207	8,318
Increase (Decrease) in Deferred Revenue	12,180	2,480
Net cash provided by Operating Activities	0	(452,405)
INVESTING ACTIVITIES		
Purchase of Fixed Assets	(5,503)	(61,577)
Purchase of Trademark/Intellectual Property	(6,937)	(11,036)
Net cash provided by Investing Activities	(12,440)	(72,613)
FINANCING ACTIVITIES		
Issuance of Loan	104,000	0
Issuance of Stock	348,490	282,744
Net cash provided by Financing Activities	452,490	282,744
Net cash increase for period	53,220	(242,274)
Cash at beginning of period	128,109	370,383
Cash at end of period	**181,329**	**128,109**

Stream Dx, Inc.

Statement of Stockholder Equity

For the periods ending December 31, 2019, and December 31, 2020

	Series A Preferred Units			Series A-1 Preferred Units			Common Units						
	Number of Shares	Amount	Amt. Contributed	Number of Shares	Amount	Amt. Contributed	Number of Shares	Amount	Amt. Contributed	Stock Options	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2018	**3,790,604**			**-**			**2,586,000**			**2,477,000**	$ 1,400,241	$ (222,448)	$ 554,528
Employee Stock Options Awarded										**260,000**			
Stock Compensation											**86,189**		86,189
Issuance of Series A-1 Preferred Units				288,591	$ 289	$ 196,555					$ 196,266		196,555
Legal fees for close of Series A-1													
Net Loss												(523,835)	(523,835)
Balance at December 31, 2019	**3,790,604**			**288,591**			**2,586,000**			**2,737,000**	$ 1,682,697	$ (523,835)	$ 313,438
Employee Stock Options Awarded										**527,554**			
Issuance of Series A-1 Preferred Units				36,706	$ 37	$ 25,000					$ 24,963		25,000
Issuance of Series A-1 Preferred Units				14,682	$ 15	$ 10,000					$ 9,985		10,000
Issuance of Series A-1 Preferred Units				36,706	$ 37	$ 25,000					$ 24,963		25,000
Issuance of Series A-1 Preferred Units				293,649	$ 294	$ 200,000					$ 199,706		200,000
Issuance of Series A-1 Preferred Units				36,706	$ 37	$ 25,000					$ 24,963		25,000
Issuance of Series A-1 Preferred Units				21,832	$ 22	$ 14,870					$ 14,848		14,870
Stock Compensation											$ 48,620		48,620
Legal fees for close of Series A-1													
Net Loss												(482,897)	(482,897)
Balance at December 31, 2020	**3,790,604**			**728,872**			**2,586,000**			**3,264,554**	$ 2,030,746	$ (482,897)	$ 179,031

Stream Dx Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2020, and 2019

NOTE 1 - NATURE OF OPERATIONS AND CONSOLIDATION

Stream Dx, Inc. (which may be referred to as the "Company", "we", "us", or "our") was registered in the State of Utah on October 9, 2014. The Company provides physicians the ability to offer their patients remote patient monitoring and telehealth care with home uroflow testing as a service. This service allows patients to collect urination (voiding) data in the comfort of their own homes. The data is collected using the Stream Dx Home Uroflowmeter, a patented, FDA registered, point of care device designed by Stream Dx to measure the flow rate, flow pattern, total volume, and time of day of urination events. The data collected assists physicians in identifying and treating men and women suffering from Lower Urinary Tract Symptoms (LUTS), typically caused by conditions such as Benign Prostatic Hyperplasia (BPH) and Overactive Bladder. What makes this service unique is that the physician and their clinic staff never have to handle the device. Stream Dx provides all of the patient support, handles the entire data collection process with the patient, and delivers a detailed uroflow report to the physician that can be used to individualize treatment plans.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, the issuance of preferred shares, NIH Grant funding, and a nonrevolving convertible line of credit. As of December 31, 2020, the Company had positive working capital but experienced net losses overall and will likely incur additional profit losses prior to generating positive income. These matters raise a substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12), a nonrevolving convertible line of credit (see Note 6), and revenue-producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to the accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business, payer reimbursement to physicians, and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, competition, or changes in payer reimbursement. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company's cash consists of funds held in the Company's checking and savings accounts. As of December 31, 2020, and 2019, the Company had $181,329 and $128,109 of cash of hand, respectively.

Receivables and Credit Policy

Receivables from clients are uncollateralized obligations due under normal terms, primarily requiring pre-payment before services are rendered. Receivables are stated at the amount billed to the client. Payments of receivables are allocated to the specific invoices identified or, if unspecified, the earliest unpaid invoice. The Company, by policy, does not extend credit to clients. As of December 31, 2020, the Company had $61,091 in accounts receivable. This balance reflects expenses billed toward the NIH Grant which is billed and collected monthly plus any invoices for device replacement costs.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling, leasehold improvements, furniture, and electronic device bases and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged as an expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which are three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Intangible Assets

Intangible assets exist in the form of patents awarded to the Company. Trademarks and licenses acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit and loss using the straight-line method over 10years, whichever is the shorter of their estimated useful lives and periods of contractual rights.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our clients are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, shipment of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generated revenues by selling a service to a physician which includes a disposable collection sleeve, lease of an electronic base, customer support, and a detailed patient voiding report. The Company's payments are generally collected upfront, but some are on a Net 30 term. The Company has deferred revenue totaling $14,660 and $2,480 on December 31, 2020, and 2019, respectively, for orders that have been paid but the performance obligations have not been met.

Grant Revenue

Grant revenue is related to work performed in accordance with the terms of the grant contract through NIH. A receivable invoice (or request for reimbursement) is created when the expenses relating to the grant are accrued monthly. The Company does not maintain grant-related cash on hand, and grant revenue is not deferred. Generally, the government has net 30-day terms but is known to pay sooner.

The terms of the grant allow for contracted percentages for benefits, overhead (indirect expenses), and fee for profit to be allocated against Labor, Consultant expenses and Subaward expenditures (Grant Expenses) used to achieve the goals of the grant. For 2020 and 2019 the benefits percentage is 25%, the overhead (indirect expenses) percentage is 40%.

The fee for profit percentage is 3.85% and is included in the Grant Revenue and is not an expenditure.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

NOTE 3 - INVENTORIES

As of December 31, 2020, and 2019 inventories consist of the following:

	2020	**2019**
Raw Materials	37,881	0
WIP	11	-153
End Product	0	13.62
Inventory Asset	774.91	61.53
	38,667	-78

Inventory tracking in the accounting system was established in the last few months of 2019. Inventory items for device bases ("pucks") previously recorded in Raw Materials were moved to Fixed Assets as these were determined to be depreciable assets. Raw Materials used to create the "disposable sleeve" portion of the Company's device were not tracked within the accounting system until the beginning of 2020. At the end of December 2019, the Company discovered an error to the beginning balance to the Inventory WIP account and made an adjusting entry to correct the balance, which created a negative balance to the account.

NOTE 4 - FIXED ASSETS

Fixed assets as of December 31, 2020, and 2019 consist of the following:

	2020	2019
Leasehold Improvements	34,000	34,000
Electronic Pucks	42,036	43,696
Furniture & Fixtures	5,000	0
Machinery & Equipment	151,054	148,891
Accumulated Depreciation	(119,280)	(71,909)
Total	112,810	154,678

Depreciation expenses totaled $48,737 and $35,240 for the years ended December 31, 2020, and 2019, respectively (see Note 2 – Fixed Assets).

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2020, and 2019 consist of the following:

	2020	2019
Patents	81,963	75,026
Accumulated Amortization	(10,157)	(10,855)
Total	71,806	64,172

Amortization expenses totaled ($698) and $4,600 for the years ended December 31, 2020, and 2019, respectively. At the end of 2019, it was found that the previous years' amortization had been calculated incorrectly resulting in an over amortized amount of $5,957.71 through December 31, 2019. The over amortized amount was reversed in 2020; however, the amount of amortization expense accumulated as of December 31, 2020, did not fully cover the amortization true-up, leaving the negative balance of $698. The Company expects the total amortization expense balance to return to a positive amount in early 2021.

NOTE 6 - LOANS

In 2020 the Company entered into a $500,000 nonrevolving convertible secured line of credit with a maturity date of May 29, 2022, with interest accruing at 8% interest per annum on the outstanding balance. The line of credit funds can be used for the design and manufacturing of the Company uroflowmeter. At any time prior to the Maturity Date, the Company or the Holder at its option may convert the Note into a Company Interest by sending thirty (30) days written notice. Any conversion by the Company shall be dependent upon the execution of a 20% Warrant.

Whereupon the number of shares of the Company Interest to be issued shall be calculated as follows: Number of shares of the Company Interest received in conversion equals: (x) the Loan Balance, divided by (y) the then applicable Conversion Price. The outstanding balance as of December 31, 2020, is $100,000 with a total of $4,000 total interest accrued. The $400,000 remaining line of credit can be drawn for the purchase of manufactured products.

NOTE 7 - INCOME TAXES

The Company has filed for an extension for its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 8 - EQUITY

Common Stock

Par value $0.001; authorized 10,000,000 and 2,586,000 issued and outstanding as of December 31, 2019, and 2020. Holders of common stock have voting rights. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Preferred Units

Par value $0.001; authorized 9,000,000 and 4,519,476, issued and outstanding 4,079,195, and 4,519,476 share as of December 31, 2019, and 2020, respectively. In the event of a dissolution or liquidation holders of preferred stock will be entitled to the assets available for distribution to stockholders before any payment will be made to common stockholders. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 9 – EQUITY-BASED COMPENSATION

On June 1, 2015, the Company adopted an Omnibus Incentive Plan which permits the grant of incentive employee stock options. As of December 31, 2020, 3,737,000 employee stock options were authorized with 3,264,554 awarded.

The Company believes that such awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees, and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 100% of the fair value for significant stockholders based on management's determination of fair value. [The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility.] Stock awards generally vest over a period of two years.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

The Company entered into a lease beginning in February 2020 for the building in South Salt Lake City with a term of two years. Future minimum lease payments are as follows:

Years Ending December 31	Amount
2021	$ 42,667
2022	3,556
Total	$ 46,223

NOTE 11 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in October of 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 - SUBSEQUENT EVENTS

PPP Loan

In April 2020, the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Wells Fargo Bank for a total of $35,109. The loan matures in April 2022 and has an interest rate of 1.00%, accrued on an annual basis. The Company has applied for the forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruptions in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation preclude any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk for the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal



Republic

Company Name	Stream Dx



Logo	

Headline	Helping doctors collect urine flow data at home to improve healthcare outcomes.

Hero Image	

Tags	Veteran Founders, B2B, Healthcare, $1M+ raised, Telehealth, Startups

Pitch text	

Summary

- Assists physicians with developing treatment plans for LUTS patients
- Better data & better service means better patient care
- Supported by research published in the Journal of Urology (April 2021)
- Recipient of 2 NIH SBIR grants worth $4.4M+ combined
- YoY revenue increase from $21K (2019) to $91K (2020)
- Recurring revenue fee-based service model
- Addressable worldwide market – 1B males suffer from LUTS

Problem

50% of men over 50 suffer from Lower Urinary Tract Symptoms (LUTS)

Lower Urinary Tract Symptoms (LUTS) is **one of the most common diagnosis** made by urologists for men aged 45-74 in the U.S. and results in **more than half a billion dollars** of unnecessary emergency room visits per year.



The Problem

 

1 in 2 men aged 50+ suffer from **Lower Urinary Tract Symptoms (LUTS)**.

One of the most common diagnosis made by urologists in men **aged 45-74**.

More than **half a billion dollars** in unnecessary **emergency room visits** per year.

LUTS symptoms include:

  

Weak Stream *Straining to Urinate* *Waking Up In the Night*

Common causes of LUTS are underlying conditions such as **BPH** and an **over-active bladder**.



Over-Active Bladder

Benign Prostatic Hyperplasia (BPH)

 

Left untreated, LUTS is a progressive disease that does not improve over time.

That's why early identification and treatment of LUTS is critical.

One tool that urologists **use to diagnose LUTS is a uroflow test**.

What is uroflow testing?

- Used to help **diagnose and track LUTS**.

- Shows **flow pattern**, **max flow**, and **volume**.

- Can be done **in clinic or at home**.



In-clinic uroflow tests are *inefficient* **and** *do not provide sufficient data*

Until recently, uroflow testing has only been available in a clinic setting where it hinders workflow.

The Doctor's Pain Points

Artificial data	Inefficient	Not enough data
		
Patients urinate differently **in clinics** compared to their **home**. Data is hard to collect.	**63% of the time**, patients don't urinate enough for a valid test, wasting up to **2 weeks of clinic time per year** for each clinic.	A single data point is **insufficient**. There is **high variation** in how people urinate throughout the day.

Solution

Stream Dx enables the doctors to perform uroflow testing at home

Stream Dx provides doctors the ability to offer **home uroflow testing as a service**. The data is collected using the **Stream Dx Home Uroflowmeter**, a **patented**, **FDA registered**, point of care device designed by Stream Dx to measure the flow rate, flow pattern, total volume, and time of day of urination.



✗ In-Clinic Uroflow Test

One in-clinic test is not sufficient.

✓ Stream Dx At-Home Uroflow Test

In the home, more data can be collected.

Doctors like our service because we provide them with **more and better data** to help develop individualized treatment plans, as well as quantify the efficacy of medication therapies and surgical procedures.



of THE JOURNAL *of* UROLOGY®

In April 2021, researchers analyzed 19,864 uroflow tests collected from 625 patients using the Stream Dx service and found high variation in flow within each patient.

Clinic

One sample means **less certainty**.

Clinic Result — ±50% of true value

Home

30 samples are **more accurate**.

Averaged Results ±10% of true value

Conclusion: a single in-clinic test is not sufficient in determining the patient's urinary health. Uroflow testing should be moved into the patient's home where more data can be collected.

The need for the Stream Dx Home Uroflow Service is **even more relevant today**, as Medicare and other insurance companies place more emphasis on Telehealth and Remote Patient Monitoring.



Home Testing

Remote Patient Monitoring

Electronic Reports

Product

Stream Dx allows for data collection from the comfort of one's home

Our home uroflow testing service improves clinic workflow because the doctor and their staff **never have to handle a single device**. The only thing a doctor has to do is order the test and then review the results once available.


How It Works
Remote Patient Monitoring — and clinics never have to touch a device.
Clinic
Stream Dx
Clinic
1 Order
The clinic orders a test for their patient.
2 Testing, Onboard, & Patient Compliance
Stream Dx handles the entire testing process, including patient education and shipping.
3 Upload
We receive the device back and generate a report using the collected data.
4 Report
We notify the clinic that a new patient report is available on our website.

We handle the entire testing process, including contacting the patient to go over instructions, shipping the device to the patient, following up with the patient to ensure compliance, and generating a detailed report for doctors to review.


Stream Dx Uroflow Report
Each 3+ page comprehensive report includes:
Flow Graph
Provides insight into the flow patterns of the patient
Histograms
Shows the variation of volume and flow
Voiding Diary
Shows how the patient is voiding throughout the day

We are always improving our home testing service. We will introduce Version 2 of our **Uroflowmeter** in 2022. The new design will allow us to enter into new segments of the LUTS markets.


Uroflowmeter V2 - 2022
Cellular Connectivity
Disposable Costs
Improved Accuracy
Seated Patients

Traction

YoY sales growth, and recipient of 2 NIH grants worth $4.4M+ combined

Year-over-year sales growth	90,000 successful urination events *and counting*	$4.4+ million in nondilutive NIH funding awarded

Stream Dx **generated $21K in revenue in 2019** and **$91K in 2020**.

Patients have successfully recorded over **90K urination events** using the Stream Dx home testing service.



Stream Dx Revenue Projections

$54M by 2028

Stream Dx has been awarded **$4.4M in nondilutive National Institute of Health (NIH) SBIR grants** to cover R&D expenses for the development of our Version 1 and Version 2 Uroflowmeters. **Both grant awards were scientifically and commercially peer reviewed.**

 **Stream Dx** Patents

Issued	10709373	Fluid Analysis Device and Associated Systems and Methods
	10448875	Capacitance Measurement Device with Integrated Electrical and Mechanical Shielding
	7691092	Ambulatory Device for measuring urine
Nonprovisional	62509397	Capacitance Measurement Device with minimized Sensitivity to Manufacturing variability and Environmental Changes
Provisional	63/220,067	Uroflow Measurement Device Implementing Load Cell Based Weight Measurement Using Rigid Support Passing Through Spacer Within Flexible Diaphragm of Housing

Customers

More data. Less hassle.

Stream Dx handles every step of the data collection process, so physicians can focus on delivering quality care to their patients.



Our Customers	Their Patients	Growing Need For Remote Care	
13K Urologists & 208K Primary Care Physicians	22.9 million men & 26.5 million women suffer from LUTS	29% reduction in number of practicing urologists	65+ population expected to increase from 16% to 19% of population
Current		By 2025	By 2030

Business Model

Recurring revenue fee-based service model

Stream Dx's business model is a **recurring revenue fee-based service** model. Stream Dx generates income by charging physicians a **fee of $65-$75 per use** of the Home Uroflow Service. A physician purchases Home Uroflow Service credits, which are used each time a test is ordered.

Recurring Revenue Business Model

Physician purchases Home Uroflow Service credits.


$65-$75 fee

Physician gets reimbursed using existing CPT codes.




CPT code: a medical code for reporting procedures and services to insurance companies.

Market

Over 1B males suffer from LUTS worldwide

Stream Dx is initially focusing on the **$250M US male LUTS market**. We will roll out our home uroflow testing service to targeted states over the next two years. We also plan to enter into the **addressable worldwide male LUTS market consisting of over 1B men**.



Stream Dx Markets

- ■ Current Markets
- ■ Emerging Markets (by 2022)
- ■ **Future Markets (by 2023)**

$250M   **Addressable U.S. Market**
16.5 million male LUTS patients

1B 🧍🧍🧍   **Addressable Worldwide Market**
Male LUTS patients

Competition

Best in class performance

Stream Dx is currently one of the **only FDA-registered, at-home urinary testing products available in the U.S.** Unlike our competitors, we provide complete fulfillment and patient management services.

Competitive Advantages	 Stream Dx	Minze	iUFlow	I-O Urology
Wireless Data Transfer	✅	✔	✔	✔
Easy to Use	✅			
Waterproof	✅	✔		✔
Portable At-Home Use	✅	✔	✔	✔
Multiple Data Points	✅	✔	✔	✔
FDA-Registered	✅		✔	✔
Complete Fulfillment and Patient Management	✅			

Vision

Plans to exit within 5 years

Stream Dx is planning a **possible exit in the next 3 to 5 years**. We have identified four market segments that both have a use and a need for our service.

Exit Strategy
Potential Industry Segment Acquirers


Urology


Telehealth


Pharma


Cardiovascular

Investors

$1.9M raised from accredited angel investors

In addition to our grant funding, Stream Dx has **raised $1.9M** from accredited angel investors, urologists, and founders.

Angel Investors





We are now raising funds to scale our sales and production to meet our revenue projections.

A Sound Investment


Disruptive Technology


FDA-Registered


Existing CPT Codes


Market Traction


Large Worldwide Market

Experienced Management Team

Founders

Meet our CEO and Co-Founder, Brian Holt



 We are uniquely positioned to address the growing needs of millions of men and women suffering from lower urinary tract symptoms. Our home testing service allows doctors to improve clinic workflow while providing a better standard of care for their patients.

Additional Co-Founders

Alvin Le
James Hotaling, MD
Andrew Southwick, MD

Matt Converse, PhD
Chris Bowen, MD
Tab Robbins

Team

	Brian Holt	CEO and Chairman	25+ years of startup and senior executive experience as a CEO, COO, and CFO in both large and small private and public companies.
	Alvin Le	Senior R&D Engineer	6+ years of research and development experience including software development and medical device design.
	Scott McClellan	CTO	25+ years of professional engineering experience with several successful data analytics and communication startup companies.
	Kent Ogden	Senior R&D Engineer	6+ years of research and development experience including Solid Works assisted mold design, parts production, and medical device design.
	Dr. James Hotaling	Board Member	Assistant Professor of Urology, University of Utah. Co-inventor of Stream Dx. Fellowship training focusing on the medical and surgical treatments of LUTS, erectile dysfunction, and male infertility.
	Mark Robinson	Director of Sales	15+ years of senior medical device sales experience including urology products.
	Dr. Dinesh Patel	Board Member	Managing Director of Patel Family Investments. Co-founder of Spring Capital. Co-founder of Theratech with a successful exit.
	Phil Grimm	Board Member	Former Executive Director of Salt Lake City Angels. 25 plus years of C-Suite experience in large and small private and public companies. Former Entrepreneur in Residence at Utah State University.
	Kelly Powers	Board Member	Former Senior Vice President, Science & Technology at C. R. Bard. Responsible for global market development for all divisions of C. R. Bard (Access Systems, Peripheral Vascular, Davol, Medical, and Lutonix).

Perks

$1,000	Personal thank you note from the Stream Dx management team.
$5,000	Commemorative Stream Dx Uroflowmeter V1 Sleeve signed by Stream Dx management. Personal thank you note from the Stream Dx management team.
$25,000	Exclusive one-on-one 60 minute video call with Stream Dx's CEO to learn more about the future of Stream Dx and the Telehealth landscape. Commemorative Stream Dx Uroflowmeter Sleeve V1 signed by Stream Dx management. Personal thank you note from the Stream Dx management team.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

STREAM DX, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Stream Dx, Inc., a Utah corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $6,500,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or

(B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Utah without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Salt Lake City, Utah. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $100,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

STREAM DX, INC.

By: _____
Name: Brian Holt
Title: Chief Executive Officer
Address: 429 W. Lawndale Dr., South Salt Lake, Utah 84115
Email: bdh97@streamdx.com

INVESTOR:
By: _____
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Stream Dx, Inc. a Utah corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Stream Dx Inc Video Script

I'm Brian Holt, CEO of Stream Dx and I'd like to introduce you to our innovative home testing service that helps doctors move inefficient in clinic urine flow testing to the comfort of a patient's home.

Right now, 50% of men over the age of 50 in the U.S. suffer from some form of Lower Urinary Tract Symptoms or LUTS. These symptoms include weak stream, straining to urinate, and waking up in the middle of the night to use the bathroom. In fact, LUTS is the most common diagnosis made by urologists for men aged 45-74 and results more than half a billion dollars of unnecessary emergency room visits per year. A common cause for LUTS is underlying chronic conditions such as BPH and Over-Active Bladder. If left untreated, LUTS is progressive disease that does not improve over time. That's why early identification and treatment of LUTS is critical.

One of the tools that urologists currently use to diagnose LUTS is a uroflow test. A uroflow test shows the doctor how the patient is urinating and can be used to diagnose or monitor the patient's response to medication or surgical procedures.

But here's the problem. Until recently, uroflow testing has only been available in a clinical setting. But:
- As we all know, patients urinate differently when they're in a doctor's office compared to when they're at home
- Also, 63% of the time, patients in clinic don't urinate enough volume for a valid test, wasting up to 2 weeks of clinic time per year trying to collect a valid test.
- And due to high variation in how people urinate throughout the day, a single data point is not sufficient to capture a patient's true condition. A recent study published in the prestigious Journal of Urology using data collected through the Stream Dx Service showed that as many 30 uroflow tests are required in order to get a reasonable summary of the patient's condition. It would take more than 30 clinic visits to collect this amount of data from the patient.

And that's where our home testing service comes in. We send our patented, FDA registered Stream Dx Uroflowmeter to the patient to use multiple times over multiple days. The data collected is used to generate a comprehensive summary of the patient's urinary health for the doctor. Doctors like our service because we provide them with more and better data to help develop individualized treatment plans and help quantify the efficacy of medication and surgical procedures. Also, it is beneficial for their workflow because the doctor and their staff never have to handle a single device. The only thing a doctor has to do is order the test and then review the test results once available. We handle the entire testing process including contacting the patient to go over instructions, shipping the device to the patient, following up with the patient to ensure compliance, and generating a detailed report using the collected data for the doctors to view and include in a patients EHR.

Finally, we are always improving our home testing service. We will be introducing a 2nd version of our Uroflowmeter in 2022 which will have cellular connectivity to enable telemedicine through real time patient monitoring and alerts, improved clinical accuracy, and reduced disposable costs. The 2nd version is also designed to be used for seated patients including female and pediatric patients and will allow us to enter into those segments of the LUTS market.

We are raising up to $1,000,000 to help us scale sales and production to meet our revenue projections.
We would like you to join us in our mission to provide better data to doctors, resulting in better patient care. . . . . Thank you for your time.